Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD REPORTS FULL-YEAR AND FOURTH QUARTER 2015 FINANCIAL AND OPERATING RESULTS

TORONTO, ONTARIO — (Marketwired — February 24, 2016) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the full year and fourth quarter of 2015 (“Q4/15”). Full details of the results are provided in the Company’s Consolidated Financial Statements and Management’s Discussion & Analysis, which are available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com.

Key highlights of the 2015 results include:

•                  Gold sales of 183,300 ounces, 42,000 ounces in Q4/15

•                  Gold poured of 179,600 ounces, 42,800 ounces in Q4/15

•                  Gold produced of 178,700 ounces, 42,500 ounces in Q4/15

•                  Cash operating costs(1) of US$576 (based on total production costs(2) of $135.2 million) (US$605 in Q4/15 based on production costs of $34.0 million)

•                  All-in sustaining costs(3) of US$866 (US$935 in Q4/15)

•                  Record revenue of $271.4 million ($61.7 million in Q4/15)

•                  Record cash earnings from mine operations(4) of $136.6 million ($27.9 million in Q4/15)

•                  Net earnings of $8.7 million or $0.02 per common share (net loss of $4.5 million or $0.01 per common share in Q4/15)

•                  Cash flows from operating activities of $98.6 million ($17.0 million in Q4/15)

•                  Cash and bullion(5) at December 31, 2015 of $99.4 million ($99.9 million at February 23, 2016).

Since the end of 2015, the Company has announced a number of significant corporate developments, which are summarized below.

•                  The release of initial drill results at the Whitney Project that extend mineralization in the shallow, high-grade 110 Vein at the historic Hallnor Mine, and intersected mineralization in the north volcanics area 430 metres west of the 110 Vein and north of previous mining.

•                  The release of an initial resource estimate at the 144 Gap Deposit, including 1,734,000 tonnes at an average grade of 5.41 grams per tonne (“gpt”) for 301,700 ounces in the Indicated category and 1,914,000 tonnes at an average grade of 5.19 gpt for 319,200 ounces in the Inferred category. New drill results from the 144 Gap Deposit (since the resource cutoff date of December 31, 2015) were also released which confirm and expand known mineralization.

•                  The announcement by the Company and Tahoe Resources Inc. (“Tahoe Resources” or “Tahoe”) of a definitive agreement through which Tahoe will acquire all of the issued and outstanding common shares of Lake Shore Gold with each Lake Shore Gold share being exchanged for 0.1467 of a Tahoe common share (TSE:THO, closing price of $12.75 per share on February 23, 2016). See Business Combination with Tahoe Resources section for more information.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our performance over the last year highlights the progress that we have achieved and the quality of the business that we have built. I want to thank all the people of Lake Shore Gold for their efforts, which collectively have positioned our company as a leading junior producer in the gold mining industry.

“As encouraged as we are about what has been accomplished, we are even more enthused about the growth and opportunity that lies ahead. Through our agreement with Tahoe Resources, Lake Shore Gold will become part of a larger, stronger company that produces over 400,000 ounces of gold and 20 million ounces of silver per year, has a strong balance sheet with over US$150 million of cash and generates substantial free cash flow from its mines. The new Tahoe will have the financial strength and flexibility to more rapidly advance our growth projects around Timmins, such as the 144 Trend, Gold River, Bell Creek Deep, Whitney and also our Fenn-Gib and Juby projects. On our own, realizing the full potential of our growth assets would take a number of years and likely require us to raise substantial amounts of equity and/or debt.

“For our shareholders, the transaction provides three very important benefits:

1.              Unlocks value for shareholders immediately with a premium offer that is significantly higher than the conversion price of our convertible debenture;

2.              An opportunity for additional value creation through continued leverage to the growth and success of our Timmins assets, as well as to Tahoe’s mining operations in Guatemala and Peru; and,

3.              Access to an attractive dividend with Tahoe shareholders receiving US$0.02 per share per month or US$0.24 per share per year.

“The combination of Lake Shore Gold and Tahoe delivers value to our shareholders today and provides attractive upside for further value creation going forward.”

Business Combination with Tahoe Resources

On February 8, 2016, the Company and Tahoe Resources entered into a definitive agreement for an arrangement (the “Arrangement”) whereby Tahoe will acquire all of the issued and outstanding shares of Lake Shore Gold (the “Transaction”). Under the terms of the Arrangement, all of the Lake Shore Gold issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe common share per each Lake Shore Gold common share. Upon completion of the Transaction, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro forma company, respectively, on a fully-diluted in-the-money basis.

The Transaction is subject to shareholder approval on March 31, 2016 for both the Company and Tahoe. The Arrangement includes customary provisions including non-solicitation provisions, a right to match any superior proposal and a $37.8 million termination fee payable to Tahoe under certain circumstances and $20.0 million termination fee payable to Lake Shore Gold under certain circumstances.

The Transaction will require a change of control offer for Lake Shore Gold’s outstanding debentures in accordance with their trust indenture dated September 7, 2012. As part of the Arrangement, the Company has agreed not to purchase any of its outstanding securities and, accordingly, has suspended its Normal Course Issuer Bid for the debentures.

The Transaction with Tahoe Resources is expected to close early in the second quarter of 2016.

Consolidated Financial Information

	Quarter ended December 31		Year ended December 31,
(in $’000, except the per share amounts)	2015	2014	2015	2014
Revenue	$61,742	$56,080	$271,356	$256,144
Production costs	$34,002	$28,076	$135,165	$120,303
Earnings from mine operations	$8,698	$11,889	$56,036	$64,112
Net (loss) earnings	$(4,462)	$(1,500)	$8,728	$23,614
Basic net (loss) income per share	$(0.01)	$(0.00)	$0.02	$0.06
Cash flows from operating activities	$17,033	$21,736	$98,610	$111,256

Key Performance Drivers

	Quarter ended December 31		Year ended December 31,
	2015	2014	2015	2014
Tonnes milled	355,600	331,500	1,307,200	1,245,900
Grade (gpt)	3.9	4.2	4.4	4.8
Average mill recoveries	96.4%	96.7%	96.6%	96.6%
Ounces produced	42,500	43,200	178,700	185,600
Ounces poured	42,800	42,400	179,600	186,500
Ounces sold	42,000	41,200	183,300	183,300
Average price (US$/oz)	$1,100	$1,200	$1,164	$1,269
Average price ($/oz)	$1,473	$1,360	$1,481	$1,398
Cash operating costs (US$/oz)	$605	$597	$576	$592
Cash operating costs ($/oz)	$807	$679	$735	$654
All - in sustaining costs (US$/oz)	$935	$915	$866	$872
All - in sustaining costs ($/oz)	$1,247	$1,040	$1,105	$963
Cash earnings from mine operations ($000s)	$27,851	$28,117	$136,623	$136,249
Adjusted net (loss) earnings ($000s)	$(4,991)	$2,493	$3,804	$28,570
Adjusted net (loss) earnings per share ($/share)	$(0.01)	$0.01	$0.01	$0.07

Outlook

In 2016, the Company is targeting gold production of 170,000 to 180,000 ounces comprising 160,000 to 170,000 ounces of commercial production and 10,000 to 15,000 ounces of non-commercial production from the 144 Gap Zone. Unit costs for 2016, based on commercial ounces sold, are expected to be similar to levels in 2015, with the Company’s guidance for cash operating costs and all- in sustaining costs remaining unchanged at better than US$650 per ounce sold and below US$950 per ounce sold, respectively. The 2016 unit-cost guidance reflects estimated total production costs, including royalties, of $125.0 — $130.0 million.

2016 Targets
Ounces produced (in thousands)	170.0 – 180.0
Cash operating costs* (US$/oz)	<650
All-in sustaining costs* (US$/oz)	<950
Total production costs ($ millions)	125.0 – 130.0

* Assumes US$/C$ exchange rate of 0.75

Following the release of a first resource at the 144 Gap Deposit on February 8, 2016, the Company will commence pre-production development to be followed by test stoping in the second half of 2016. Proceeds from the sale of ounces produced at the 144 Gap Deposit in 2016 will be accounted for as a reduction to capital expenditures. Exploration expenditures in 2016 are estimated at $12.0 million versus $24.3 million in 2015, with the primary targets during 2016 including the Whitney Project, Gold River and 144 South.

Conference Call

Lake Shore Gold will also host a conference call and webcast on Wednesday, February 24, 2016 at 2:30 pm EST to discuss the Company’s full-year 2015 and Q4/15 financial and operating results (see call-in numbers that follow). The call will also be webcast and available on the Company’s website.

Conference ID: 51949177

Participant call-in: 647-788-4965 or 877-291-4570 (North American toll free number)

Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)

Re-dial ID: 51949177

Available until: 11:59 pm (March 8, 2016)

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating costs are disclosed on a per ounce sold basis. Cash operating costs and cash operating cost per ounce sold are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the twelve and three months ended December 31, 2015 and 2014 is set out beginning on page 24 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         Total production cost is the most directly comparable GAAP measure for both cash operating costs and all-in sustaining costs. Included in total production cost for the periods covered in this press release are non-cash share-based payment expense including: $0.4 million for 2015 and 2014 and $0.1 million for the fourth quarter of 2015 and 2014. The calculation of cash operating cost per ounce sold and all-in sustaining cost per ounce sold exclude this non-cash payment expense.

(3)         All-in sustaining costs are disclosed on a per ounce sold basis. All-in sustaining costs and all-in sustaining cost per ounce sold are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the twelve and three months ended December 31, 2015 and 2014 is set out beginning on page 25 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(4)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations. A reconciliation of cash earnings from mine operations to earnings from mine operations for the twelve and three months ended December 31, 2015 and 2014 is set on page 25 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(5)         Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received valued at market prices.

(6)         Adjusted net (loss) earnings) excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as the write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net (loss) earnings to net (loss) earnings for the twelve and three months ended December 31, 2015 and 2014 is set out on page 26 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the expected completion of the arrangement between Lake Shore Gold and Tahoe Resources and the anticipated benefits for Lake Shore Gold shareholders resulting from the arrangement, as well as the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Anthony (Tony) Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com